                                                               [NERA Letterhead]

PRESS RELEASE, 18 February 2002

NERA ASA: RESULTS PER 4TH QUARTER 2001

BERGEN/NORWAY, 18 FEBRUARY 2002: NERA ASA (OSE: NER, NASDAQ: NERAY) HAD AN INCREASE IN SALES REVENUE OF 13 PER CENT IN 2001, YET THE YEAR AS A WHOLE WAS CHARACTERIZED BY THE WEAK DEVELOPMENT IN THE TELECOM MARKET AND PRESENTED MAJOR STRATEGIC AND OPERATIVE CHALLENGES FOR NERA. THE COMPANY HAS, HOWEVER, MAINTAINED A GOOD POSITION IN A MARKET WHERE NEW GROWTH IS EXPECTED IN THE YEARS TO COME. AGGREGATE SPECIAL FOR 2001 AMOUNT TO 447 MNOK. AFTER SPECIAL CHARGES THE NERA GROUP HAD A NEGATIVE OPERATING PROFIT OF 432 MNOK FOR 2001.

-   Operating income per Q4: -432 MNOK (104,5 MNOK)

-   Income before tax per Q4: -448 MNOK (193,3 MNOK)

- Transmissions Networks had sales revenue of 2,222 MNOK (1,803 MNOK) per Q4, which is an increase of 23 per cent compared to 2000

- The negative cash flow development was reversed in the fourth quarter, and reduced accounts receivables and inventory has markedly improved the Nera's balance sheet

- The cost level was cut throughout the Nera Group, and the workforce including temporary employees, was reduced by 25 per cent

VALUES IN MNOK               2001        2000      Q4-01      Q4-00
Orders received              2 278      2 902        478        842
Sales revenue                2 893      2 550        774        843
Operating income (loss)       -432        104       -184         24
Income before tax             -448        193       -266         60
Earnings per share, NOK      -3,02       1,22


The board recommend no dividend given for 2001

 - All in all, 2001 has been a demanding year for Nera. The market situation changed, and as a result we did not meet the strategic goals and the result targets we set out to meet at start of the year. Yet, we are pleased to confirm that the initiatives the company implemented in the second half of 2001 to turn a negative trend with regards to working capital and cash flow are starting to have effect. We are satisfied with an increase in the company's liquid assets in the fourth quarter of 100 MNOK (excl. Nera Tel, Singapore), while accounts receivables and inventory were reduced by 327 MNOK, comments Nera CEO Bjorn Ove Skjeie, and continues:

 - The downturn we are experiencing is temporary. Nera is in a market where new growth is expected, and the company has attractive products with a good market position, says Skjeie. He is of the opinion that both the mobile market and the broadband access market will show solid growth in the years ahead. However, the current year will be a challenge marketwise, confirms Nera's CEO, who expects a decline in total business volume, compared to 2001.

                                                                     [NERA LOGO]


TRANSMISSIONS NETWORKS MEETS GROWTH TARGETS

Nera's business area Transmissions Networks booked new orders of 1,687 MNOK per Q4 2001, which is 529 MNOK less than in 2000. The Transmissions Networks unit saw a market decline after the 11 September terrorist attacks on the USA. The decline is due both to a downward economic trend and to a general overproduction in the market. Demand has declined in all regions except South-East Asia, where the level of activities is more stable.

Transmissions Networks' sales revenue for 2001 was 2,222 MNOK, compared to 1,803 MNOK in the previous year. This is higher than the target communicated in connection with the presentation of Q3 results.

Operating income before special charges per Q4 was 161.7 MNOK, compared to 160.2 MNOK in 2000. Transmissions Networks had an operation margin of 7.3 per cent, compared to 8.8 per cent in 2000. The operation margin is not satisfactory, but must be regarded in the light of the existing situation in the telecommunications market. The company expects prices to be under pressure also in the time ahead, as a consequence of increased competition and free market capacity.

SATELLITE COMMUNICATIONS WINS MARKET SHARE

Nera's business area Satellite Communications booked new orders of 586 MNOK in 2001 compared to 576 MNOK in 2000. The Satellite Communications unit managed to maintain or increase market share for all Inmarsat products throughout the year.

Satellite Communications' sales revenue for 2001 was 599 MNOK, which is 110 MNOK less than at the same time last year. The business area's operating income before special charges was 64.8 MNOK, which yields an operation margin of 10.8 per cent. Nera is content that Satellite Communications maintains its margins - especially in a year that presented vast market and strategic challenges. Going forward, the satellite communications market is expected to stay at the same level as in 2001.

In Q4, Nera established the wholly owned subsidiary Nera Broadband Satellite. The new company was spun off from Satellite Communications and undertakes all activities in the broadband-via-satellite market.

WIRELESS BROADBAND ACCESS ADAPTS TO A NEW MARKET SITUATION

The business area Wireless Broadband Access (WBA) underwent major organizational changes throughout 2001. Product development and sales have become more focused, and the level of activities has been reduced considerably. WBA's sales revenue for 2001 was 47 MNOK, and the business area contributed a negative operating income before special charges of 258.5 MNOK.

PROSPECTS

Nera's CEO Bjorn Ove Skjeie stresses the importance of operative control in the short term challenging market situation the company is in. - We will focus firmly on improving our balance sheet and cost control in 2002, he says. Skjeie emphasizes that the company will continue to act aggressively in the market.

At the outset of 2002, Nera has an equity ratio of 54 per cent and 900 MNOK in cash holdings. - The development will provide new opportunities for a restructuring of the industry, and with our position and competence we will take active part in that process, says Skjeie.

Nera will maintain its commitment to Wireless Broadband Access in 2002, but the level of activity will be considerably lower. WBA is expected to deliver a deficit in 2002 also. The Satellite Communications area will focus on achieving an improved market position through new products and development programs, while maintaining a satisfactory operating margin.

Bergen/Norway,  15 February 2002

For further information, please contact: Helge Skaar, EVP and CIO Corporate Communications, telephone +47 55 22 58 20, mobile + 47 90 14 20 40, or e-mail: hsk@nera.no

Enclosures

[NERA LOGO]

                                INCOME STATEMENTS

(Amounts in NOK 1.000)               YEAR           YEAR             4Q           4Q
                                     2001           2000            2001         2000
------------------------------------------------------------------------------------------
ORDERS RECEIVED                    2 277 704      2 902 043        478 277        842 155

SALES REVENUE                      2 893 324      2 549 816        774 060        842 786

Operating expenses                -2 626 599     -2 091 647       -784 458       -700 033

Depreciation                         -87 889        -66 943        -19 933        -30 262
------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D          178 836        391 226        -30 331        112 491
------------------------------------------------------------------------------------------
Research and Development            -346 910       -286 745        -77 727        -88 908
==========================================================================================
OPERATING INCOME BEFORE
RESTRUCT. AND WRITEDOWNS            -168 074        104 481       -108 058         23 583
==========================================================================================
Restruct. and writedowns            -264 000                       -75 492              0
------------------------------------------------------------------------------------------
OPERATING INCOME                    -432 074        104 481       -183 550         23 583
------------------------------------------------------------------------------------------
Income from investments in
 associated comp.                     30 156         26 474          2 979         10 129
==========================================================================================
Writedown of projectfinancing       -106 141                      -106 141
------------------------------------------------------------------------------------------
Net financial items                   59 768         62 322         20 701         26 072
------------------------------------------------------------------------------------------
INCOME BEFORE TAXES AND
MINORITY INTEREST                   -448 291        193 277       -266 011         59 784
------------------------------------------------------------------------------------------
Taxes                                 81 337        -56 950        100 316        -21 154
==========================================================================================
NET INCOME (LOSS)                   -366 954        136 327       -165 695         38 630
------------------------------------------------------------------------------------------
Minority interest                     -3 782                        -3 782
------------------------------------------------------------------------------------------
NET INCOME (LOSS) AFTER
MINORITY INTEREST                   -370 736        136 327       -169 477         38 630
------------------------------------------------------------------------------------------

[NERA LOGO]
                                 BALANCE SHEETS


(AMOUNTS IN NOK 1.000)                           31.12.01         30.09.01         31.12.00
===========================================================================================
Deferred tax assets                               113 539            9 303           17 889

Goodwill                                           23 695           11 340          123 533

Property, plant, equipment                        268 045          216 135          178 603

Financial non-current assets                      219 923          449 680          396 075
===========================================================================================
NON-CURRENT ASSETS                                625 202          686 458          716 100
-------------------------------------------------------------------------------------------
Inventories                                       494 988          489 394          269 105

Trade receivables                                 781 562          847 614          785 851

Other receivables                                 415 029          406 924          385 874

Cash and cash equivalents                         899 467          695 427        1 320 275
===========================================================================================
CURRENT ASSETS                                  2 591 046        2 439 359        2 761 105
-------------------------------------------------------------------------------------------
TOTAL ASSETS                                    3 216 248        3 125 817        3 477 205
===========================================================================================
Shareholder's equity                            1 728 137        1 747 919        1 976 990

Long-term liabilities                              98 660           92 400          301 455

Current liabilities                             1 389 451        1 285 498        1 198 760
-------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                    3 216 248        3 125 817        3 477 205
===========================================================================================

===========================================================================================
Interest bearing current liabilities              195 552          205 805           61 807

Interest bearing long-term liabilities              5 221                           187 108

Minority interest of equity                       157 058
===========================================================================================

[NERA LOGO]

                            STATEMENTS OF CASH FLOWS

(Amounts in NOK 1.000)                                            YEAR        YEAR
                                                                  2001        2000
------------------------------------------------------------------------------------------
Net income (loss)                                             -366 954       136 327

Depreciation                                                    87 889        66 943

Writedowns on goodwill and other non-current assets            238 846            --

Change in inventories, account receivables/payables
 and other working capital items                              -125 092      -159 820

Other adjustments to operation activities                     -161 263        34 320

Proceeds from sale of property, plant and equipment              1 023        10 560

Capital expenditures                                          -129 080      -105 849

Other investments and sales                                    135 124        28 410
------------------------------------------------------------------------------------------

Proceeds from issuance of shares                                 5 332       860 641

Changes, own shares                                            -26 796       -10 930

Dividends paid                                                 -27 108       -19 562

Net change in debt                                             -59 679         5 356
------------------------------------------------------------------------------------------

Effect of changes in currency exchange rates                     6 950        -7 655
------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                       -420 808       838 741
------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD     1 320 275       481 534
------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD             899 467     1 320 275
------------------------------------------------------------------------------------------


[NERA LOGO]

                               RESULTS BY QUARTER

2001                                 4 Q            3 Q            2 Q            1 Q
----------------------------------------------------------------------------------------
ORDERS RECEIVED                    478 277        450 033        646 491        702 902
----------------------------------------------------------------------------------------

SALES REVENUE                      774 060        643 385        752 075        723 805
----------------------------------------------------------------------------------------

OPERATING INCOME BEFORE
  RESTRUCTURING/WRITEDOWNS(1)      -31 065        -20 658        -29 965         -9 393
========================================================================================

OPERATING INCOME                  -183 550       -209 166        -29 965         -9 393
----------------------------------------------------------------------------------------

INCOME BEFORE TAX                 -266 011       -207 729          4 182         21 266
----------------------------------------------------------------------------------------


2000                              4 Q          3 Q           2 Q          1 Q
--------------------------------------------------------------------------------
ORDERS RECEIVED                842 155       617 495       853 149       589 244
--------------------------------------------------------------------------------

SALES REVENUE                  842 786       543 990       548 476       614 564
--------------------------------------------------------------------------------

OPERATING INCOME BEFORE
RESTRUCTURING/WRITEDOWNS        23 583           919        29 901        50 079
================================================================================

OPERATING INCOME                23 583           919        29 901        50 079
--------------------------------------------------------------------------------

INCOME BEFORE TAX               59 784        30 337        40 488        62 670
--------------------------------------------------------------------------------

(Amounts in NOK 1.000)

(1) Adjusted for special charges

                          PRESENTATION OF 2001 RESULTS


                              CEO BJoRN OVE SKJEIE

                               CFO BJoRN OLAFSSON



                                                               OSLO, FEBRUARY 18

                                                      [NERA LOGO]

                              2001 - THE OVERVIEW


-           Adverse market situation

-           Robust YoY revenue growth

-           Challenging 2002

-           Growth opportunities medium and long term

-           Key management actions taken

-           Well positioned for new upturn


                                                      [NERA LOGO]

                              BJoRN OLAFSSON

                              CHIEF FINANCIAL OFFICER

                                                      [NERA LOGO]

                                    REMINDER



- Financial results characterized by significant restructuring costs and special charges

- Increased ownership of Nera Telecom Singapore (December 2001). From equity accounting to full consolidation

- Sale of the satellite business not accomplished as expected by 3 Q reporting


                                                      [NERA LOGO]

                                  KEY FIGURES

(Amounts in NOK mill.)                 YEAR        YEAR         4Q          4Q
                                       2001        2000        2001        2000
--------------------------------------------------------------------------------
ORDERS RECEIVED                       2,278       2,902         478         842
--------------------------------------------------------------------------------
SALES REVENUE                         2,893       2,550         774         843
--------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D             179         391         -30         112
--------------------------------------------------------------------------------
OPERATING INCOME BEFORE
 SPECIAL CHARGES                        -91         104         -31          24
--------------------------------------------------------------------------------
OPERATING INCOME                       -432         104        -184          24
--------------------------------------------------------------------------------
INCOME BEFORE TAX AND
 MINORITY INTEREST                     -448         193        -266          60
--------------------------------------------------------------------------------

                                                      [NERA LOGO]

                             FINANCIAL KEY FIGURES

                                             2001 *          2000           1999
--------------------------------------------------------------------------------
SALES REVENUE(1)                             2 893          2 550          2 766
--------------------------------------------------------------------------------
NET INCOME (LOSS) AFTER
MINORITY INTEREST(1)                          -371            136            208
================================================================================
EARNINGS PER SHARE(3)                        -3.02           1.22           2.15
--------------------------------------------------------------------------------
SHARE PRICE AS AT 31.12(3)                   19.40          39.00          38.00
--------------------------------------------------------------------------------
P/E                                         n.a.             32.0           17.6
--------------------------------------------------------------------------------
EQUITY(1)                                    1 728          1 977            970
--------------------------------------------------------------------------------
EQUITY RATIO (%)                              53.7           56.9           42.7
--------------------------------------------------------------------------------
EQUITY PER SHARE(2)                          12.85          16.09          10.09
--------------------------------------------------------------------------------
DIVIDENDS(3)                                  0.00           0.22           0.20
--------------------------------------------------------------------------------

(1)  Amounts in NOK mill.

(2)  Excl. minority per 31.12 *Equity incl. minority 157 NOK mill.

(3)  NOK
                                                      [NERA LOGO]

                               INCOME STATEMENTS

(Amounts in NOK 1,000)

                                                                      BEFORE *
                                                        YEAR          SPECIAL         SPECIAL         SINGAPORE
                                                        2001          CHARGES         CHARGES         DES. 2001
---------------------------------------------------------------------------------------------------------------
ORDERS RECEIVED                                    2 277 704        2 277 704

SALES REVENUE                                      2 893 324        2 818 800                            74 524

Operating expenses                                -2 626 599       -2 489 672          -76 992          -59 935

Depreciation                                         -87 889          -86 462                            -1 427
---------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D                          178 836          242 666          -76 992           13 162
---------------------------------------------------------------------------------------------------------------
Research and Development                            -346 910         -346 910
---------------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE RESTRUCT.
 AND WRITEDOWNS                                     -168 074         -104 244          -76 992           13 162
---------------------------------------------------------------------------------------------------------------
Restruct. and writedowns                            -264 000                          -264 000
---------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                    -432 074         -104 244         -340 992           13 162
---------------------------------------------------------------------------------------------------------------
Income from investments in associated comp.           30 156           31 317                            -1 161
Writedown of project financing                      -106 141                          -106 141
Netfinancial items                                    59 768           57 500                             2 268
===============================================================================================================
INCOME BEFORE TAXES AND MINORITY INTEREST           -448 291          -15 427         -447 133           14 269
---------------------------------------------------------------------------------------------------------------
Taxes                                                 81 337                                             -6 679
===============================================================================================================
NET INCOME (LOSS)                                   -366 954                                              7 590
---------------------------------------------------------------------------------------------------------------
Minority interest                                     -3 782
===============================================================================================================
NET INCOME (LOSS) AFTER MINORITY INTEREST           -370 736                                              7 590
---------------------------------------------------------------------------------------------------------------

          * NOK 0,4 mill depreciations of goodwill, Singapore included

                                                      [NERA LOGO]

                                 BALANCE SHEETS

(AMOUNTS IN NOK 1.000)                                                                     NERA EXCL.
                                                                                           SINGAPORE     SINGAPORE
                                                           31.12.01        30.09.01        31.12.01        31.12.01
-------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                         113 539           9 303         113 539             270

Goodwill                                                     23 695          11 340                              --

Property, plant, equipment                                  268 045         216 135         212 421          55 624

Financial non-current assets                                219 923         449 680         373 553          33 860
-------------------------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                          625 202         686 458         699 513          89 754
===================================================================================================================

Inventories                                                 494 988         489 394         411 298          82 737

Trade receivables                                           781 562         847 614         598 524         204 029

Other receivables                                           415 029         406 924         266 126         148 902

Cash and cash equivalents                                   899 467         695 427         795 674         103 793
-------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                                            2 591 046       2 439 359       2 071 622         539 462
===================================================================================================================
TOTAL ASSETS                                              3 216 248       3 125 817       2 771 135         629 216
-------------------------------------------------------------------------------------------------------------------

Shareholder's equity                                      1 728 137       1 747 919       1 560 969         315 253

Long-term liabilities                                        98 660          92 400         108 466           5 221

Current liabilities                                       1 389 451       1 285 498       1 101 700         308 743
===================================================================================================================
TOTAL EQUITY AND LIABILITIES                              3 216 248       3 125 817       2 771 135         629 216
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Interest bearing current liabilities                        195 552         205 805         192 337           3 215

Interest bearing long-term liabilities                        5 221                                           5 221

Minority interest of equity                                 157 058
-------------------------------------------------------------------------------------------------------------------

                                                                     [NERA LOGO]

                                BJoRN OVE SKJEIE


                            CHIEF EXECUTIVE OFFICER

                                                                     [NERA LOGO]

                                2001 - OVERVIEW

-           Tough and ongoing adverse market conditions

-           Management actions and competitive position


                                                                     [NERA LOGO]

                             KEY MANAGEMENT ACTIONS

-           25 per cent reduction in number of employees during the year

-           Changed the WBA exposure

-           Reorganised market approach

-           Improved cash management

                                                      [NERA LOGO]

                          OPERATING MARGINS AND COSTS

                    (Amounts in MNOK)                            01.01-31.12
                                                                    2001
--------------------------------------------------------------------------------
 = Operating income and margins

   # TRANSMISSION NETWORKS:                                         2 222

       - OPERATING INCOME:                                          161.7

       - OPERATING MARGIN:                                           7,3%

   # SATELLITE COMMUNICATIONS:                                        599

       - OPERATING INCOME:                                           64.8

       - OPERATING MARGIN:                                          10,8%

   # WIRELESS BROADBAND ACCESS:                                        47

       - OPERATING INCOME:                                         -258.5

= Sales and admin. costs

   as percent of revenues:                                           18.8%

                                                      [NERA LOGO]

                                 MARKET OUTLOOK

-        2002: Challenging with possibility of lower sales than in 2001

- Due to growth in mobile network and also in access network - promising medium and long term market

                                                      [NERA LOGO]

ORDERS RECEIVED BY BUSINESS AREAS

(Amounts in NOK mill.)
                                                 YEAR                    YEAR                   4Q                     4Q
BUSINESS AREAS                                   2001                    2000                  2001                   2000
------------------------------------------------------------------------------------------------------------------------------------
Transmission Networks                   1 687         74.1%     2 216         76.4%       350       73.3%       730        86.7%
------------------------------------------------------------------------------------------------------------------------------------
Satellite Communications                  586         25.7%       576         19.8%       133       27.8%       122        14.5%
------------------------------------------------------------------------------------------------------------------------------------
Wireless Broadband
Access                                      4          0.2%        72          2.5%        -4       -0.9%        17         2.0%
------------------------------------------------------------------------------------------------------------------------------------
Other
Elimination *)                              0          0.0%        38          1.3%        -1       -0.2%       -27        -3.2%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                   2 278          100%     2 902          100%       478        100%       842         100%
------------------------------------------------------------------------------------------------------------------------------------

*) EXCL. ORDERS RECEIVED FOR NERA TELECOMMUNICATIONS, LTD., SINGAPORE FOR DECEMBER 2001



                                                      [NERA LOGO]

                           ORDERS RECEIVED BY MARKET

PERCENTAGE BY REGION IN 2001

[World graph]

NORWAY               12.8%
UK                    4.2%
REST OF EUROPE       24.0%
ASIA                 25.9%
AFRICA                2.4%
AMERICA              29.6%
OCEANIA               1.0%

                                                                [NERA LOGO]

                          INVOICING OF ORDER BACKLOG *

                                                                     [bar graph]

                                      NOK MILL.

1ST QUARTER 2002                        310
2ND QUARTER 2002                        165
3RD QUARTER 2002                         66
4TH QUARTER 2002 AND LATER               49
                                        ---
    TOTAL                               590



*)   EXCL. ORDERS RECEIVED FOR NERA TELECOMMUNICATIONS, LTD., SINGAPORE


                                                                    [NERA LOGO]

                               NERA'S 2002 GROWTH
                 ASSUMPTIONS (YoY) FOR THE TRANSMISSION MARKET

% OF WORLDWIDE PtP                             H1                       H2
MARKET IN 2000 IN
BRACKETS (NERA EST)
--------------------------------------------------------------------------------
Asia Pacific
(22%)                                       POSITIVE                 POSITIVE
--------------------------------------------------------------------------------
EMEA
(48%)                                       NEGATIVE                 POSITIVE
--------------------------------------------------------------------------------
Latin America &
Caribbean                                   NEGATIVE                 FLAT
(19%)
--------------------------------------------------------------------------------
USA/Canada
(11%)                                       POSITIVE                 POSITIVE
--------------------------------------------------------------------------------
WORLDWIDE                                   NEGATIVE                 POSITIVE
--------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                 WIRELESS BROADBAND ACCESS


- The overall market drivers and obstacles are more or less the same as for the transmission market

-        Positive development in still an early market

- Nera will continue to address this upcoming market on a much lower level than in 2001.

-        A negative contribution is expected


                                                                     [NERA LOGO]

                            SATELLITE COMMUNICATIONS

                          - A SUSTAINABLE NICHE MARKET


- The overall market conditions in mobile satellite communications will not change

- Nera SatCom will further develop its market position in Inmarsat with new products and programs

- Nera Broadband Satellite will address new opportunities with its broadband technology


                                                                     [NERA LOGO]

                                 RESTRUCTURING ?


-        The market will benefit from fewer and stronger suppliers

- Nera stays with its strategy and will continue to address restructuring opportunities

- Partnerships can improve Nera's position further and will be an important part of the strategy


                                                                     [NERA LOGO]

                                  GOING FORWARD


-        Market Outlook: Challenging short term, promising long term

-        Continue operating improvement

-        Strategic moves: Yes - if risk/reward is right


                                                                     [NERA LOGO]

                              [THANK YOU GRAPHIC]


                                                                     [NERA LOGO]

                                    APPENDIX


                                                                     [NERA LOGO]

                                INCOME STATEMENTS

(Amounts in NOK 1.000)                              YEAR           YEAR            4Q            4Q
                                                    2001           2000           2001          2000
------------------------------------------------------------------------------------------------------

ORDERS RECEIVED                                  2 277 704      2 902 043        478 277       842 155
SALES REVENUE                                    2 893 324      2 549 816        774 060       842 786
Operating expenses                              -2 626 599     -2 091 647       -784 458      -700 033
Depreciation                                       -87 889        -66 943        -19 933       -30 262
------------------------------------------------------------------------------------------------------
OPERATING INCOME BEFORE R&D                        178 836        391 226        -30 331       112 491
------------------------------------------------------------------------------------------------------
Research and Development                          -346 910       -286 745        -77 727       -88 908
======================================================================================================
OPERATING INCOME BEFORE RESTRUCT
AND WRITEDOWNS                                    -168 074        104 481       -108 058        23 583
======================================================================================================
Restruct. and writedowns                          -264 000                       -75 492             0
------------------------------------------------------------------------------------------------------
OPERATING INCOME                                  -432 074        104 481       -183 550        23 583
------------------------------------------------------------------------------------------------------
Income from investments in associated comp.         30 156         26 474          2 979        10 129
======================================================================================================
Writedown of projectfinancing                     -106 141                      -106 141
------------------------------------------------------------------------------------------------------
Net financial items                                 59 768         62 322         20 701        26 072
------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES AND MINORITY INTEREST         -448 291        193 277       -266 011        59 784
------------------------------------------------------------------------------------------------------
Taxes                                               81 337        -56 950        100 316       -21 154
======================================================================================================
NET INCOME (LOSS)                                 -366 954        136 327       -165 695        38 630
------------------------------------------------------------------------------------------------------
Minority interest                                   -3 782                        -3 782
------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) AFTER MINORITY INTEREST         -370 736        136 327       -169 477        38 630
------------------------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                                 BALANCE SHEETS

(AMOUNTS IN NOK 1.000)                            31.12.01       30.09.01       31.12.00
----------------------------------------------------------------------------------------
Deferred tax assets                                113 539          9 303         17 889
Goodwill                                            23 695         11 340        123 533
Property, plant, equipment                         268 045        216 135        178 603
Financiel non-current assets                       219 923        449 680        396 075
----------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                 625 202        686 458        716 100
----------------------------------------------------------------------------------------
Inventories                                        494 988        489 394        269 105
Trade receivables                                  781 562        847 614        785 851
Other receivables                                  415 029        406 924        385 874
Cash and cash equivalents                          899 467        695 427      1 320 275
----------------------------------------------------------------------------------------
CURRENT ASSETS                                   2 591 046      2 439 359      2 761 105
----------------------------------------------------------------------------------------
TOTAL ASSETS                                     3 216 248      3 125 817      3 477 205
----------------------------------------------------------------------------------------
Shareholder's equity                             1 728 137      1 747 919      1 976 990
Long-term liabilities                               98 660         92 400        301 455
Current liabilities                              1 389 451      1 285 498      1 198 760
----------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                     3 216 248      3 125 817      3 477 205
----------------------------------------------------------------------------------------

Interest bearing current liabilities               195 552        205 805         61 807
Interest bearing long-term liabilities               5 221        187 108
Minority interest of equity                        157 058
----------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                            STATEMENTS OF CASH FLOWS

(Amounts in NOK 1.000)                                          YEAR          YEAR
                                                                2001          2000
------------------------------------------------------------------------------------
Net income (loss)                                             -366 954       136 327
Depreciation                                                    87 889        66 943
Writedowns on goodwill and other non-current assets            238 846          --
Change in inventories, account receivables/payables
and other working capital items                               -125 092      -159 820
Other adjustments to operation activities                     -161 263        34 320
------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES           -326 574        77 770
------------------------------------------------------------------------------------
Proceeds from sale of property, plant and equipment              1 023        10 560
Capital expenditures                                          -129 080      -105 849
Other investments and sales                                    135 124        28 410
====================================================================================
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES              7 067       -66 879
------------------------------------------------------------------------------------
Proceeds from issuance of shares                                 5 332       860 641
Changes, own shares                                            -26 796       -10 930
Dividends paid                                                 -27 108       -19 562
Net change in debt                                             -59 679         5 356
------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES           -108 251       835 505
------------------------------------------------------------------------------------
Effect of changes in currency exchange rates                     6 950        -7 655
------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                       -420 808       838 741
------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD     1 320 275       481 534
------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD             899 467     1 320 275
------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                        SALES REVENUE BY BUSINESS AREAS


(Amounts in NOK mill.)                            YEAR                YEAR                 Q4                  Q4
BUSINESS AREAS                                    2001                2000                2001                2000
-----------------------------------------------------------------------------------------------------------------------
Transmission Networks                        2 222    76.8%      1 803    70.7%        561    72.5%        687    81.5%
-----------------------------------------------------------------------------------------------------------------------
Satellite Communications                       599    20.7%        709    27.8%        173    22.3%        163    19.3%
-----------------------------------------------------------------------------------------------------------------------
Wireless Broadband Access                       47     1.6%         16     0.6%         16     2.0%         15     1.8%
-----------------------------------------------------------------------------------------------------------------------
Other/Elimination                               25     0.9%         22     0.9%         25     3.2%        -22    -2.6%
-----------------------------------------------------------------------------------------------------------------------
TOTAL                                        2 893     100%      2 550     100%        774     100%        843     100%
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
Nera Singapore, Dec. 2001                       75                   0                  75                   0
-----------------------------------------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                    OPERATING PROFIT BEFORE SPECIAL CHARGES
                               BY BUSINESS AREAS


(Amounts in NOK mill.)             YEAR       YEAR        4Q         4Q
BUSINESS AREAS                     2001       2000       2001       2000
------------------------------------------------------------------------
TRANSMISSION NETWORKS             161.7      160.2       32.2       82.6
SATELLITE COMMUNICATIONS           64.8       97.5       21.1       20.3
WIRELESS BROADBAND ACCESS        -258.5     -123.4      -48.2      -65.6
OTHER/ELIMINATION                 -59.1      -29.8      -36.2      -13.8
------------------------------------------------------------------------
TOTAL (BEFORE RESTRUCTURING)      -91.1      104.5      -31.1       23.5
========================================================================

========================================================================
NERA SINGAPORE, DEC. 2001          13.2          0       13.2          0
------------------------------------------------------------------------



                                                                     [NERA LOGO]

                        KEY FIGURES PER 31 DECEMBER 2001


                                                   31.12.01                            31.12.00
=  Operating margin (1) before R&D                     6,2%                             15.3%
=  R&D in percent of sales revenue                    12.0%                             11.2%
=  Operating margin(2) = Operating income
   in percent of sales revenue
   (before restructuring)                             -5,8%                              4.1%
=  Earnings per share                            NOK -3.02                          NOK 1.22


                                                                     [NERA LOGO]

                               RESULTS BY QUARTER


(AMOUNTS IN NOK 1.000)


2001                                    4 Q          3 Q          2 Q         1 Q
-----------------------------------------------------------------------------------
ORDERS RECEIVED                       478 277      450 033      646 491     702 902
-----------------------------------------------------------------------------------
SALES REVENUE                         774 060      643 385      752 075     723 805
-----------------------------------------------------------------------------------
OPERATING INCOME BEFORE
RESTRUCTURING/WRITEDOWNS (1)          -31 065      -20 658      -29 965      -9 393
-----------------------------------------------------------------------------------
OPERATING INCOME                     -183 550     -209 166      -29 965      -9 393
-----------------------------------------------------------------------------------
INCOME BEFORE TAX                    -266 011     -207 729        4 182      21 266
-----------------------------------------------------------------------------------

2000                                    4 Q          3 Q          2 Q         1 Q
-----------------------------------------------------------------------------------
ORDERS RECEIVED                       842 155      617 495      853 149     589 244
-----------------------------------------------------------------------------------
SALES REVENUE                         842 786      543 990      548 476     614 564
-----------------------------------------------------------------------------------
OPERATING INCOME BEFORE
RESTRUCTURING/WRITEDOWNS               23 583          919       29 901      50 079
-----------------------------------------------------------------------------------
OPERATING INCOME                       23 583          919       29 901      50 079
-----------------------------------------------------------------------------------
INCOME BEFORE TAX                      59 784       30 337       40 488      62 670
-----------------------------------------------------------------------------------

(1) Adjusted for special charges


                                                                     [NERA LOGO]

                           QUARTERLY ORDERS RECEIVED
                               BY BUSINESS AREAS


(Amounts in MNOK)                4 Q                  3 Q                 2 Q                1 Q
BUSINESS AREAS                   2001                 2001                2001               2001
--------------------------------------------------------------------------------------------------------
Transmission Networks        350       73.3%     337       74.9%     501       77.0%     503       71.5%
--------------------------------------------------------------------------------------------------------
Satellite Communications     133       27.8%     112       25.0%     142       22.0%     199       28.4%
--------------------------------------------------------------------------------------------------------
Wireless Broadband
Access                        -4       -0.9%        0       0.0%       7        1.0%       2        0.3%
--------------------------------------------------------------------------------------------------------
Other/
Elimination *)                -1       -0.2%        1       0.1%      -4        0.0%      -1       -0.2%
--------------------------------------------------------------------------------------------------------
TOTAL                        478        100%     450        100%     646        100%     703        100%


(Amounts in MNOK)                4 Q                  3 Q                 2 Q                1 Q
BUSINESS AREAS                   2000                 2000                2000               2000
--------------------------------------------------------------------------------------------------------

Transmission Networks        730       86.7%     482       78.0%     635       74.5%     368       62.6%
--------------------------------------------------------------------------------------------------------
Satellite Communications     122       14.5%     127       20.6%     135       15.8%     192       32.5%
--------------------------------------------------------------------------------------------------------
Wireless Broadband
Access                        17        2.0%       9        1.4%      46        5.4%       0        0.0%
--------------------------------------------------------------------------------------------------------
Other/
Elimination                  -27      -3.2%        0        0.0%      37        4.3%      29        4.9%
--------------------------------------------------------------------------------------------------------
TOTAL                        842        100%     618        100%     853        100%     589        100%


*) EXCL. ORDERS RECEIVED FOR NERA TELECOMMUNICATIONS, LTD., SINGAPORE FOR DECEMBER 2001


                                                                     [NERA LOGO]

                            QUARTERLY SALES REVENUE
                                BY BUSINESS AREA

(Amounts in MNOK)                 4 Q                3 Q                  2 Q                1 Q
BUSINESS AREAS                    2001               2001                 2001               2001
--------------------------------------------------------------------------------------------------------
Transmission Networks        561       72.5%     504       78.3%     599       79.7%     558       77.2%
--------------------------------------------------------------------------------------------------------
Satellite Communications     173       22.3%     128       20.0%     144       19.1%     155       21.4%
--------------------------------------------------------------------------------------------------------
Wireless Broadband
Access                        16        2.0%      11        1.7%       9        1.2%      12        1.6%
--------------------------------------------------------------------------------------------------------
Other/
Elimination                   25        3.2%       0        0.0%       0        0.0%      -2        0.0%
--------------------------------------------------------------------------------------------------------
TOTAL                        774        100%     643        100%     752        100%     723        100%


(Amounts in MNOK)                 4 Q                 3 Q                  2 Q               1 Q
BUSINESS AREAS                    2000                2000                 2000              2000
--------------------------------------------------------------------------------------------------------
Transmission Networks        687       81.5%     383       70.4%     356       65.0%     376       61.1%
--------------------------------------------------------------------------------------------------------
Satellite Communications     163       19.3%     160       29.4%     176       32.1%     210       34.2%
--------------------------------------------------------------------------------------------------------
Wireless Broadband
Access                        15        1.8%       1        0.2%       0        0.0%       0        0.0%
--------------------------------------------------------------------------------------------------------
Other/
Elimination                  -22       -2.6%       0        0.0%      16        2.9%      29        4.7%
--------------------------------------------------------------------------------------------------------
TOTAL                        843        100%     544        100%     548        100%     615        100%


                                                                     [NERA LOGO]

                           ORDERS RECEIVED BY MARKET


(Amounts in MNOK)          YEAR                YEAR               4 Q                4 Q
MARKET                     2001                2000               2001               2000
------------------------------------------------------------------------------------------------
Norway                291       12.8%     192      6.6%      102       21.4%      91       10.8%
--------------------------------------------------------------------------------------------------------
UK                     96        4.2%     276      9.5%       14        2.9%      17        2.0%
--------------------------------------------------------------------------------------------------------
Rest of Europe        547       24.0%     703     24.2%      105       22.0%     118       13.9%
--------------------------------------------------------------------------------------------------------
America               674       29.6%     802     27.6%      119       25.0%     248       29.5%
--------------------------------------------------------------------------------------------------------
Africa                 56        2.4%     292     10.1%       23        4.9%      67        8.0%
--------------------------------------------------------------------------------------------------------
Asia                  590       25.9%     438     15.1%      116       24.3%     133       15.8%
--------------------------------------------------------------------------------------------------------
Oceania                24        1.0%     198      6.8%       -2       -0.4%     168       20.0%
--------------------------------------------------------------------------------------------------------
TOTAL *)             2278        100%    2902      100%      478        100%     842        100%

*) EXCL. ORDERS RECEIVED FOR NERA TELECOMMUNICATIONS, LTD., SINGAPORE FOR DECEMBER 2001


                                                                     [NERA LOGO]

                            SALES REVENUE BY MARKET


(Amounts in MNOK)                      YEAR                YEAR                4 Q                4 Q
MARKET                                 2001                2000                2001               2000
------------------------------------------------------------------------------------------------------------
Norway                            288        9.9%     168        6.6%     123      15.9%      63        7.5%
------------------------------------------------------------------------------------------------------------
UK                                202        7.0%     310       12.2%      25       3.2%      87       10.3%
------------------------------------------------------------------------------------------------------------
Rest of Europe                    559       19.3%     711       27.9%     174      22.5%     189       22.5%
------------------------------------------------------------------------------------------------------------
America                           815       28.2%     668       26.2%     175      22.6%     275       32.6%
------------------------------------------------------------------------------------------------------------
Africa                            190        6.6%     180        7.1%      15       1.9%      72        8.5%
------------------------------------------------------------------------------------------------------------
Asia                              672       23.2%     463       18.2%     249      32.1%     139       16.5%
------------------------------------------------------------------------------------------------------------
Oceania                           169        5.8%      50        1.9%      14       1.8%      18        2.1%
============================================================================================================
TOTAL                           2 893        100%   2 550        100%     774       100%     843        100%
------------------------------------------------------------------------------------------------------------


                                                                     [NERA LOGO]

                         OPERATING MARGINS* BEFORE R&D


1996                     13,9%
1997                     11,4%
1998                      9,0%
1999                     14,2%
2000                     15,3%
2001                      6,2%(1)

*    OPERATING INCOME BEFORE R&D AS % OF SALES REVENUE

(1)  ADJUSTED FOR SPECIAL CHARGES



                             RESEARCH & DEVELOPMENT


MNOK

1996                           (7,3%)*         193
1997                           (6,9%)*         204
1998                           (6,6%)*         200
1999                           (7,8%)*         216
2000 PR. KVARTAL              (11,3%)*         287      89    78     62    58
2001 PR. KVARTAL              (12,0%)*         347      78    78     99    92


          * R&D AS % OF SALES REVENUE


                                                                     [NERA LOGO]